Filed by Entercom Communications Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: Entercom Communications Corp. and CBS Radio Inc.

Date: February 2, 2017

This filing relates to a proposed business combination involving

Entercom Communications Corp. and CBS Radio Inc.

(Subject Company Commission File No.: 001-14461)

ENTERCOM

CBSRADIO

ENTERCOM + CBS RADIO

Delivering Local Connection

on a National Scale

CREATING A LEADING LOCAL MEDIA AND ENTERTAINMENT COMPANY

244 stations in 47 markets

23 of top 25 markets

PREEMINENT RADIO PLATFORM

Leading local sports platform

Home to 45 pro teams and 100+

popular local sports talk shows

Leading news and talk

radio platform

Including seven of the most-listened-to

all-news stations in the U.S.

Leading creator of live,

original, local audio content

Stellar lineup of iconic, local brands

and popular personalities

THE POWER OF RADIO

#1 Reach medium in America

Covering 93% of American adults

#1 In daytime

Outpacing TV, smartphones, tablets and PCs

between 6:00 a.m. and 5:00 p.m.

#1 In ROI for advertisers

Average return of $6 for every $1 spent

Transformational deal creates scale-driven opportunities to

compete more effectively with other media and to accelerate

growth and drive shareholder value

ENTERCOM

CBSRADIO

TRANSACTION OVERVIEW

TRANSACTION STRUCTURE

» Merger of Entercom with CBS Radio through all-stock Reverse Morris Trust transaction expected to be tax free

» CBS Corporation intends to split off CBS Radio to participating CBS shareholders, followed by a combination of CBS Radio with Entercom

» Entercom shareholders will own 28% and participating CBS shareholders will own 72%

» Implies pro forma enterprise value of approximately $4 billion and equity market value over $2 billion

» Combined company will be known as Entercom (NYSE: ETM)

FINANCIAL IMPACT

(COMBINED PRO FORMA 9/30/16 LTM)

» Revenue of approximately $1.7 billion

» Adjusted EBITDA of approximately $500 million with expected synergies

» Strong balance sheet with leverage of approximately 4x Net Debt / Adj. EBITDA

» At least $25 million in expected annual cost synergies within 12-18 months post-close

» Accretive to normalized free cash flow per share and adjusted EPS

» Attractive dividend

GOVERNANCE AND MANAGEMENT

» Entercom President and CEO David Field will be Chairman and CEO

» Entercom to nominate 5 directors and CBS to nominate 4 directors to the Board

» Management team will include the best and brightest from both companies

» Field family will initially own 8% of shares and hold 25% of vote

REGULATORY APPROVALS AND TIMING

» Expect to close in second half of 2017

» Subject to customary closing conditions including regulatory approvals and Entercom shareholder vote

» Entercom Chairman Joseph M. Field has agreed to vote in favor of transaction

» Expect to divest approximately 15 of 244 stations to meet FCC ownership requirements

IMPORTANT INFORMATION FOR INVESTORS AND SECURITYHOLDERS

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks associated with tax liabilities, or changes in U.S. federal tax laws or interpretations to which they are subject; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including advertiser clients, employees and competitors; a decline in advertising revenue and the seasonality of advertising revenue; intense competition in the broadcast radio and media distribution industries; impact on advertising rates and revenues due to technological changes and failure to timely or appropriately respond to such changes; ability to attract new and retain existing advertiser clients in the manner anticipated; increases in or new royalties; high fixed costs; ability to hire and retain key personnel; failure to protect our intellectual property; availability of sources of funding on favorable terms or at all; changes in legislation or governmental regulations affecting the companies; economic, social or political conditions that could adversely affect the companies or their advertiser clients; conditions in the credit markets; and risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”) by Entercom Communications Corp. (“Entercom”) and CBS Corporation (“CBS”) (to the extent they relate to CBS Radio Inc. and its relevant subsidiaries (“CBS Radio”)). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Will be Filed with the SEC

Entercom will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Entercom that will also constitute a prospectus of Entercom (the “proxy statement/prospectus”), CBS will file with the SEC a Schedule TO with respect to the proposed exchange offer and CBS Radio will file with the SEC a registration statement on Form S-1, Form S-4 and/or Form 10 that will include a prospectus of CBS Radio (together with the proxy statement/prospectus and the Schedule TO, the “Disclosure Documents”). INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE DISCLOSURE DOCUMENTS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTERCOM, CBS, CBS RADIO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC on Entercom’s website at www.entercom.com (for documents filed with the SEC by Entercom) or on CBS’s website at www.cbs.com (for documents filed with the SEC by CBS).

Participants in the Solicitation

Entercom, CBS, CBS Radio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Entercom in respect of the proposed transactions contemplated by the definitive proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Entercom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding Entercom’s and CBS’s directors and executive officers is contained in Entercom’s and CBS’s respective Annual Reports on Form 10-K for the year ended December 31, 2015, and their Proxy Statements on Schedule 14A, filed on March 18, 2016 and April 15, 2016, respectively, which have been filed with the SEC and can be obtained free of charge from the sources indicated above.